SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

Advanced Accelerator Applications S.A.

(Name of Subject Company)

by

Novartis Groupe France S.A.

and

Novartis AG

(Name of Filing Persons (Offerors))

Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

F0R0DZ103

(CUSIP Number of Class of Securities)

American Depositary Shares, each of which represents 2 Ordinary Shares, par value €0.10 per share

(Title of Class of Securities)

00790T100*
(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

George A. Casey

George Karafotias

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone: +1 (212) 848-4000

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
U.S. $3,969,691,422	U.S. $494,227

(1)                                  Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by adding (a) 2,370,107 ordinary shares of Advanced Accelerator Applications S.A. (“AAA”) issued and outstanding (the “Ordinary Shares”), multiplied by U.S. $41.00, the offer price per Ordinary Share, (b) 43,072,775 American Depositary Shares of AAA (each of which represents two Ordinary Shares) issued and outstanding (each, an “ADS,” and collectively, the “ADSs”), multiplied by U.S. $82.00, the offer price per ADS, (c) 7,767,585 Ordinary Shares subject to outstanding stock options with an exercise price less than U.S. $41.00 per share, multiplied by U.S. $41.00, the offer price per Ordinary Share, (d) 376,000 Ordinary Shares subject to outstanding free shares, multiplied by U.S. $41.00, the offer price per Ordinary Share, and (e) 162,500 Ordinary Shares subject to outstanding warrants, multiplied by U.S. $41.00, the offer price per Ordinary Share. The calculation of the filing fee is based on information provided by AAA as of December 1, 2017, with respect to the amount of Ordinary Shares and ADSs, and November 20, 2017, with respect to the amount of stock options, free shares and warrants.

(2)                                  The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction valuation by 0.0001245.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: U.S. $494,227	Filing Party: Novartis AG
Form or Registration No.: Schedule TO	Date Filed: December 7, 2017

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐              Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐              Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

* This CUSIP number is assigned to the Subject Company’s American Depositary Shares, each representing two (2) Ordinary Shares.

This Amendment No.  2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 7, 2017 (together with any amendments and supplements thereto, the “Schedule TO”), relating to the offer by Novartis Groupe France S.A., a société anonyme organized under the laws of France (“Purchaser”) and a direct and indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding ordinary shares, nominal value €0.10 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents two Ordinary Shares) (each, an “ADS,” and collectively, the “ADSs,” and together with the Ordinary Shares, the “Company Shares”), of Advanced Accelerator Applications S.A., a société anonyme organized under the laws of France (“AAA”), for U.S. $41.00 per Ordinary Share and U.S. $82.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) and American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”), as applicable.

This Amendment is being filed on behalf of Parent and Purchaser.  All capitalized terms used in this Amendment and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.  Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  This Amendment should be read together with the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent Items 1 through 9 and 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The subsection titled “Arrangements with AAA Executive Officers Effective Upon the Offer Acceptance Period” in Section 12 of the Offer to Purchase on pages 64 and 65 is amended and restated in its entirety as follows:

“Arrangements with AAA Executive Officers Effective Upon the Offer Acceptance Period

Two of AAA’s current executive officers, Stefano Buono and Gérard Ber, executed letter agreements with Parent, dated October 28, 2017 (the “Letter Agreements”), pursuant to which they agreed to provide transition services relating to the integration of the AAA business (the “Agreed Services”) after the Offer Acceptance Time.  Under the Letter Agreements, the parties agreed to enter into more detailed formal agreements setting forth the duties and responsibilities of Mr. Buono and Mr. Ber, as applicable, in connection with the Agreed Services to replace and supersede the Letter Agreements.

As of the date of this Offer to Purchase, Mr. Buono and Mr. Ber have entered into such services agreements with Novartis Pharma AG (“Novartis Pharma”), a wholly owned subsidiary of Parent, dated January 11, 2018 (the “Services Agreements”), regarding their continued service and compensation with AAA after the Offer Acceptance Time, as contemplated by the Letter Agreements.  The Services Agreements, which are contingent upon and effective as of the closing of the transactions contemplated by the MoU (the “Closing”), will supersede the terms of the employment agreements Mr. Buono and Mr. Ber entered into with AAA or its affiliate as of July 1, 2016 (the “Employment Agreements”), as well as the Letter Agreements.  Pursuant to the Services Agreements, Mr. Buono and Mr. Ber have agreed to relinquish any claim to payments (other than their annual bonus for 2017, to the extent not previously paid) (i) under applicable law, contract or otherwise; (ii) under any severance plans, agreements or arrangements with Novartis Pharma, AAA or any of its subsidiaries, other than as set forth in the Services Agreements; and (iii) under their respective Employment Agreements, including any change in control or other severance benefits to which the executives would otherwise be entitled.  Under the Services Agreements, Mr. Buono and Mr. Ber have also agreed to resign from their positions with AAA and its subsidiaries as of the Closing.

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Effective as of the Closing, Mr. Buono will receive (i) annual compensation of $1,000,000, paid in monthly installments for the one-year period following the Closing, and (ii) a completion bonus of $1,000,000, paid in a single cash lump sum following the first anniversary of the Closing contingent on his performance in all material respects of the Agreed Services through the first anniversary of the Closing.  If Mr. Buono ceases to provide the Agreed Services and the Services Agreement terminates prior to the first year anniversary of the Closing, Mr. Buono will (i) receive (a) any previously unpaid portion of the annual compensation earned through his last day of service, if the Agreed Services terminate at his own initiation, or (b) any remaining and previously unpaid portion of the annual compensation, if the Agreed Services terminate at the initiation of Novartis Pharma; and (ii) (a) forfeit all rights to the completion bonus, if the Agreed Services terminate at his own initiation, or (b) receive the full completion bonus, if the Agreed Services terminate at the initiation of Novartis Pharma.  Mr. Buono’s Services Agreement also provides that, if any amounts paid or distributable by Novartis Pharma to or for the benefit of Mr. Buono would constitute an “excess parachute payment” within the meaning of Section 280G of the Code such that it would not be tax deductible by Novartis Pharma, then the amounts payable or distributable to Mr. Buono will be reduced to the maximum amount that may be paid or distributed without causing such payments or distributions to be nondeductible.

Effective as of the Closing, Mr. Ber will receive (i) annual compensation of CHF 892,800, paid in monthly installments for the one-year period following the Closing, and (ii) a completion bonus of CHF 892,800, paid in a single cash lump sum following the first anniversary of the Closing contingent on his performance in all material respects of the Agreed Services through the first year anniversary of the Closing.  If Mr. Ber ceases to provide the Agreed Services and the Services Agreement terminates prior to the first year anniversary of the Closing, Mr. Ber will (i) receive (a) any previously unpaid portion of the annual compensation earned through his last day of service, if the Agreed Services terminate at his own initiation, or (b) any remaining and previously unpaid portion of the annual compensation, if the Agreed Services terminate at the initiation of Novartis Pharma; and (ii) (a) forfeit all rights to the completion bonus, if the Agreed Services terminate at his own initiation, or (b) receive the full completion bonus, if the Agreed Services terminate at the initiation of Novartis Pharma.

Pursuant to the Services Agreements, Mr. Buono and Mr. Ber will be subject to certain non-competition and non-solicitation restrictive covenants during and for 12 months after their termination of service.  If Mr. Buono or Mr. Ber suffer an evidenced economic loss due to the non-competition restriction, and the restriction is not waived by Novartis Pharma, Novartis Pharma will compensate Mr. Buono or Mr. Ber, as applicable, for such loss by paying monthly installments through the restricted period based on their last monthly base compensation and any statutory allowances.

Other than the Letter Agreements and the Services Agreements, we have not entered into any agreement, arrangement or understanding with any members of AAA management regarding employment or consultancy following the Offer Acceptance Time.  We may seek to retain certain members of the AAA management team following the Offer Acceptance Time.  As part of these retention efforts, we may enter into employment or consultancy, compensation, retention, severance or other employee or consultant benefit arrangements with AAA executive officers and other key AAA employees; however, there can be no assurance that any parties will reach an agreement.  Any such arrangements would be subject to negotiation and discussion, and no terms or conditions have been discussed, agreed upon or finalized.  Any such new arrangements would not become effective until the Offer Acceptance Time.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(d)(8)                  Services Agreement, dated January 11, 2018, between Novartis Pharma AG and Stefano Buono.

(d)(9)                  Services Agreement, dated January 11, 2018, between Novartis Pharma AG and Gérard Ber.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 12, 2018

NOVARTIS GROUPE FRANCE S.A.

By:	/s/ Jonathan Emery

Name: Jonathan Emery
Title: As Attorney

By:	/s/ Benjamin Brod

Name: Benjamin Brod
Title: As Attorney

NOVARTIS AG

By:	/s/ Augusto Lima

Name: Augusto Lima
Title: As Attorney

By:	/s/ Peter Louwagie

Name: Peter Louwagie
Title: As Attorney

[Signature Page – Schedule TO/A]

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